UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Incident at the Rotem Amfert Plant in Israel

Item 1

Incident at the Rotem Amfert Plant in Israel

The Company wishes to report that on  June 30th 2017 a dike partially collapsed at pool 3 which is used for the accumulation of phosphogypsum water which is a byproduct of the production processes at the plant of ICL’s subsidiary, Rotem Amfert in Israel. The Company took action to immediately stop the flow of phosphogypsum water leaking out of the accumulation pool, all in full coordination with the competent authorities.

On  July 1st 2017 a letter was received from the Israeli Ministry of Environmental Protection, wherein the Ministry ordered the discontinuation of use of the three active phosphogypsum water accumulation pools 1-3, and the submission of an alternative plan for the accumulation of effluents (phosphogypsum water) generated in the production process,  as aforesaid.

The Company has submitted today an application for temporary use of alternative pool 4, and is continuing its efforts, aided by external experts, to find solutions for the continued operation of the Rotem plant and the short- and long-term restoration of the pools, all in coordination with the authorities. At the same time, the Company is acting to investigate the circumstances leading to the incident, to prevent its recurrence.

As of the date of this report, the Company is yet unable to fully assess the ramifications of the incident at the Rotem plant, including its environmental and financial implications, as well as the exposure to enforcement proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 3, 2017